UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number 1-6635

(Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
[ ]Form N-SAR   [ ]Form N-CSR

    For period ended March 29, 2003

    [ ]  Transition Report on Form 10-K

    [ ]  Transition Report on Form 20-F

    [ ]  Transition Report on Form 11-K

    [ ]  Transition Report on Form 10-Q

    [ ]  Transition Report on Form N-SAR

    For the transition period ended: ____________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-- REGISTRANT INFORMATION

                        INNOVATIVE MICRO TECHNOLOGY, INC.
                            (Full Name of Registrant)

                                       N/A
                           (Former Name if Applicable)

                               75 Robin Hill Road
         (Address of Principal Executive Office (Street and Number))

                            Goleta, California 93117
                           (City, State and Zip Code)



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PART II-- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

            Due to the recent resignation of the Registrant's independent auditors, the Registrant requires additional time to gather certain information necessary to complete the financial statements required by the Registrant's Quarterly Report on Form 10-QSB (the "Form 10-QSB"). As a result, the Registrant will not be able to timely file the Form 10-QSB without unreasonable effort and expense.

            The Registrant anticipates that additional information will be obtained so that it will be able to file the Form 10-QSB within the extension period permitted by this filing.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Peter T. Altavilla          (805) 681-2800
        ----------------------------------------------------------------
        (Name)                      (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                [X]  Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ]  Yes        [X] No

                        INNOVATIVE MICRO TECHNOLOGY, INC.

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

    Date:  May 8, 2003                  By:  /s/ Peter T. Altavilla
                                             ----------------------
                                              Peter T. Altavilla
                                              Chief Financial Officer